

March 31, 2009

Mr. Joseph Langston, Jr.
Glen Rose Petroleum Corporation
One Energy Square, Suite 200
4925 Greenville Avenue
Dallas, Texas 75206

   Re: **Glen Rose Petroleum Corporation**
     Item 4.02 Form 8-K
     Filed February 24, 2009
     Item 4.02 Form 8-K/A
     Filed March 27, 2009
     File No. 1-10179

Dear Mr. Langston:

   We have completed our review of your filings on Form 8-K and do not, at this time, have any further comments on your Form 8-K.

             Sincerely,

             Karl Hiller
             Branch Chief